EXHIBIT 12.1

HOPE BANCORP, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Excluding interest on deposits	13.12x	13.44x	15.24x	14.62x	14.10x
Including interest on deposits	3.73x	4.01x	4.50x	4.67x	5.00x

Net income	$139,445	$113,747	$92,258	$88,615	$81,755
Income tax provision	124,389	77,452	63,091	57,907	52,399
Income before income taxes	$263,834	$191,199	$155,349	$146,522	$134,154

Earnings before income taxes and fixed charges including interest on deposits	$360,503	$254,662	$199,674	$186,460	$167,713
Earnings before income taxes and fixed charges excluding interest on deposits	$285,601	$206,571	$166,262	$157,282	$144,392

Interest on deposits	$74,902	$48,091	$33,412	$29,178	$23,321
Interest on other borrowings	15,822	10,488	7,206	6,882	6,697
Estimate of interest within rental expense *	5,945	4,884	3,707	3,878	3,541
Preferred stock dividends	—	—	—	—	—
Total fixed charges and Preferred Stock dividends, Including interest on deposits	$96,669	$63,463	$44,325	$39,938	$33,559
Total fixed charges and Preferred Stock dividends, excluding interest on deposits	$21,767	$15,372	$10,913	$10,760	$10,238

* Estimate of interest within rental expense is estimated to be one-third of rental expense which is considered a reasonable approximation of the interest factor.